UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

Cadeler reports strong Q3 results backed by solid client demand and high utilisation of its growing, modern and flexible fleet

Copenhagen, November 26, 2024 - Today, Cadeler A/S (“Cadeler” and, together with its subsidiaries, the “Group”) has published its Q3 Earnings Release, delivering in line with expectations and reporting a backlog approaching EUR 2.4 billion, underscoring consistently strong market demand. In Q3, Cadeler welcomed the Wind Peak, the latest addition to its fleet, purpose-built to meet the evolving complexities of future wind farms. Delivered on time and within budget, Wind Peak was promptly deployed for its first project in Europe, demonstrating its readiness to meet the growing demand for flexibility from clients.

Cadeler is the world’s leading offshore wind turbine transportation and installation company with a fleet of five vessels in operation and six newbuilds to be delivered in the coming years. In the third quarter of 2024, Cadeler continued its growth trajectory, reporting total revenue for the quarter of EUR 81 million, compared to EUR 23 million earned in the comparative period in 2023. EBITDA for the third quarter of 2024 rose to EUR 48 million, compared to EUR 8 million in the same period of 2023.

In light of its strong results to date, Cadeler has today increased its revenue guidance for the financial year 2024, as it now expects full-year revenue to fall within the range of EUR 243 million to EUR 253 million. In addition, Cadeler has revised and narrowed its EBITDA guidance within the upper end of the range it has previously communicated, as it now expects full-year EBITDA to range between EUR 115 million and 125 million.

For Q3 2024, Cadeler reports a combined utilisation rate for its operational fleet of 86.5%, showcasing that the fleet utilisation rate is now close to normality after completing the scheduled fleet maintenance and crane upgrades in H1 2024. The most recent utilisation rate is also impacted by an increased ability to fully utilise fleet capacity by offering more flexible deployments towards clients with acute needs of Cadeler’s services. The recent swift deployment of Wind Peak to a project in Europe is an example of this.

Mikkel Gleerup, CEO of Cadeler, said: “We continue to meet our ambitious 2024 targets, reaffirming our guidance for the year while showcasing a record-breaking order backlog exceeding EUR 2.3 billion. Demand remains strong, particularly in Asia and Europe, with the UK reinforcing offshore wind as a pillar of decarbonisation. Cadeler is proud to play a central role in key UK projects, including East Anglia Two, awarded in Q3 – our second full-service T&I project following Hornsea 3.”

“Q3 also marked a milestone with the delivery of Wind Peak, a cutting-edge vessel completed on time and within budget. Her early arrival in Europe allowed us to deploy her on a short-term contract before she commences work next year on the Sofia project for Siemens Gamesa and RWE. This highlights the exceptional versatility of Cadeler’s growing fleet. With five ships already operational and more on the horizon, we are better equipped than ever to deliver high-value, flexible solutions for our clients’ evolving needs.”

Guidance

In the Group’s Annual Report 2023, Cadeler provided guidance for the financial year ending 31 December 2024 indicating that full-year revenue was expected to fall within the range of EUR 225 million to EUR 245 million, while full-year EBITDA was expected to be between EUR 105 million and EUR 125 million. Cadeler has today increased its revenue guidance for the financial year 2024, as it now expects full-year revenue to fall within the range of EUR 243 million to EUR 253 million, principally due to clients calling more options under the Group’s existing contracts than was previously assumed, higher vessel utilisation as a result of the Group having secured contracts for the provision of operations and maintenance services between installation projects, and the receipt of termination fees in respect of a vessel reservation agreement. In addition, Cadeler has revised and narrowed its EBITDA guidance within the upper end of the range it has previously communicated, as it now expects full-year EBITDA to range between EUR 115 million and 125 million.

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Backlog

As of today’s date, Cadeler’s order book stands at EUR 2,386 million, having increased by EUR 478 million from 30 June 2024 with several substantial orders signed, including:

•	On 30 September 2024, Cadeler A/S signed firm contracts with the offshore wind farms Bałtyk 2 and Bałtyk 3, both being joint venture projects owned 50% by Equinor and 50% by Polenergia. The total potential value of these contracts to Cadeler is expected to be in the range of EUR 120-144 million, with operations scheduled to begin in 2027.

•	On 5 November 2024, Cadeler A/S signed the second of two firm contracts for the transportation and installation of 64 x 15MW offshore wind turbine generators (“WTGs”) as well as the foundations for the East Anglia TWO Offshore Wind Farm, being developed by ScottishPower Renewables (a member of the Iberdrola Group) off the coast of the UK. The aggregate value of these contracts to Cadeler is projected to fall within the range of EUR 360-382 million. The offshore works are set to commence in 2027 and will see the use of one of Cadeler’s newbuild A-class vessels as well as an O-class vessel.

Vessel Reservation Agreements (VRAs) are not included in the contract backlog. Since 30 June 2024, multiple VRAs have been concluded, including a notable VRA with an undisclosed customer, for a pipeline of wind projects in the Asia-Pacific region. The aggregate potential value to Cadeler of the development pipeline to be negotiated during the pendency of that VRA is expected to be approximately EUR 200 million.

Of the total contract backlog, 88.7% (an aggregate of EUR 2,116 million) relates to projects for which the relevant counterparty has taken a positive final investment decision (FID).

Result and utilisation

For the first nine months of 2024, the Group’s result is a profit of EUR 28 million, which is a decrease of EUR 2 million from the EUR 30 million profit earned in the comparative period in 2023. The year-on-year change in the Group’s result was driven principally by an overall increase in headcount, vessel depreciation and financing costs, which were partly offset by a higher gross profit.

The combined utilisation rate for all operating vessels in Q3 was 86.5%. The Group’s combined utilisation rate for the first nine months of 2024 was 61.4% for its operating vessels, reflecting the scheduled vessel upgrades and maintenance in Q1.

Revenue

The Group’s revenue in the first nine months of 2024 was EUR 163 million, which is an increase of EUR 72 million compared to a revenue of EUR 91 million for the comparative period in 2023.

EBITDA

The Group's EBITDA reflected a EUR 70 million profit for the first nine months of 2024, an increase of EUR 21 million compared to an EBITDA of EUR 49 million for the same period in 2023, as disclosed in the Alternative Performance Measures (APM) section of the Q3 Financial Report.

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Group equity

The Group's equity amounted to EUR 1,132 million as of 30 September 2024, an increase of EUR 173 million from the opening balance of EUR 959 million on 1 January 2024. The development in the Group's equity was driven by a net capital increase of EUR 152 million after transaction costs and a profit of EUR 26 million for the first nine months of 2024, partially offset by a loss of EUR 7 million from foreign currency translation adjustments and a EUR 1 million reduction in equity related to the share buy-back program initiated in July 2024.

Total assets

As of 30 September 2024, the Group’s total assets amounted to EUR 1,828 million, a 46% increase from the opening balance of EUR 1,253 million on 1 January 2024. This increase was driven primarily by an increase in property, plant and equipment of EUR 527 million, which was attributable to the Group’s newbuild programs, the last instalment of Wind Peak, and main crane upgrades for the Group’s O-class vessels.

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Earnings call

In connection with the release of its interim report, Cadeler will host a live video webcast earnings presentation for the investment community. Mikkel Gleerup, Chief Executive Officer, and Peter Brogaard Hansen, Chief Financial Officer, will present live from London on 26 November 2024 from 08:00 EST / 13:00 UK / 14:00 CET.

The earnings presentation is open to all interested parties and may include forward-looking information. Please find the link for the webcast and register in advance here: https://cadeler-q3-2024-earnings-presentation.open-exchange.net/registration.

An archived replay of the webcast will be available through the same link following the presentation, for at least three months thereafter. The presenter’s slides will be made available on Cadeler’s website at http://www.cadeler.com/investor

For further information, please contact:

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

Alexander Simmonds

EVP & CLO, Cadeler

+44 7376 174172

alexander.simmonds@cadeler.com

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About Cadeler:

Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enable the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2024	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer

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